UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 7)

Ship Finance International Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G81075106
(CUSIP Number)

Hemen Holding Limited
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+(357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.24%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 48.4% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares that Frontline Ltd. beneficially owns. The 26,992,070 Common Shares includes Frontline Ltd.'s 73,383 Common Shares and Farahead Investments Inc.'s 6,100,000 Common Shares, which were returned pursuant to the Farahead Share Lending Agreement described in Item 6.  As a result of the return of the 6,100,000 Common Shares, Farahead Investment Inc. currently beneficially owns 0 Common Shares.  Greenfields Holding Inc., as sole shareholder of Farahead Investments Inc., and GSA Limited, the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "GSA Limited Trusts"), as sole shareholders of Greenfields Holdings Inc. and the indirect owners of Farahead Investments Inc., are deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns, which is 0 Common Shares and have each been removed as Reporting Persons (as defined below) from this Amendment No. 7.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

73,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

73,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.07%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.24%
14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.24%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.24%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 26,992,070 Common Shares through his indirect influence over Hemen Holding Limited and Greenwich Holdings Limited, the shares of which are held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 26,992,070 Common Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited, except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 26,992,070 Common Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited.

CUSIP No.	G81075106
AMENDMENT NO. 7 TO SCHEDULE 13D
This Amendment No. 7 (this "Amendment No. 7") amends and supplements the Schedule 13D/A filed by Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Frontline Ltd., an exempted company incorporated in Bermuda ("Frontline"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen") on July 14, 2017, as amended on November 7, 2017, December 14, 2017, February 1, 2018, and  April 13, 2018 (collectively, the "Schedule 13D/A"), with respect to the common shares, par value $0.01 per share (the "Common Shares") of Ship Finance International Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used in this Amendment No. 7 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D/A. Except as specifically amended by this Amendment No. 7, the Schedule 13D/A is unchanged.
Item 1. Security and Issuer

No material changes from the Schedule 13D/A filed with the Securities and Exchange Commission (the "SEC") on April 13, 2018.

Item 2. Identity and Background
(a),(f)           The persons filing this statement are Frontline, Hemen, Greenwich and Fredriksen (collectively, the "Reporting Persons").
(b) The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
The address of the principal place of business of Hemen and Greenwich is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399, Limassol, Cyprus.
The address of the principal place of business of C.K. Limited is IFC 5, St. Helier, Jersey JE1 1ST.
The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.
(c) The principal business of Frontline is acting as an international shipping company. The principal business of Hemen and Greenwich is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 48.4% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited is acting as trustee of various trusts established by John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that are the sole shareholder of Greenwich and indirect owner of Hemen.

The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, 33 Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments Block 1, 4th Floor, 33 Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom. Mr. Fredriksen is also the president, director and chairman of the board of directors Seadrill Limited and is a member of the board of directors of Golden Ocean Group Limited.

Ulrika Laurin	Director
Ms. Laurin is a citizen of Sweden. Ms. Laurin  has served  as the Executive Chairman of Anglo-Atlantic Steamship Co. Ltd. and as the Chairman of Laurin Shipping AB. Ms. Laurin has also served as the Chief Financial Officer of Anglo-Atlantic Steamship Co. Ltd. and as Commercial Manager of Laurin Maritime (UK) Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also a director and the secretary of FLEX LNG LTD., Northern Drilling Ltd. and Independent Tankers Corporation Limited, and the secretary of the Issuer, Golden Ocean Group Limited, Seadrill Limited and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited and a director of Erik Thun AB and Laurin Shipping AB.

James O'Shaughnessy	Director	Mr. O'Shaughnessy is a citizen of the United Kingdom . Mr. O'Shaughnessy is also the Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, 33 Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments Block 1, 4th Floor, 33 Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, 33 Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Lewis James Glyn Williams	Director	Mr. Williams principal business address is IFC 5, ST. Helier, Jersey JE1 1ST. Mr. Williams is a citizen of Jersey.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is IFC 5, St. Helier, Jersey JE1 1ST. Mr. Le Vesconte is a citizen of Jersey.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No material changes from the Schedule 13D/A filed with the SEC on April 13, 2018.

Item 4. Purpose of Transaction

The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information included in Items 3 and 6 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)-(c)
As of the date hereof, Hemen may be deemed to be the beneficial owner of 26,992,070 Common Shares, constituting 24.24% of the Common Shares based upon 111,373,064* Common Shares outstanding. The 26,992,070 Common Shares includes Frontline's 73,383 Common Shares. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,992,070 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,992,070 Common Shares.

As of the date hereof, Frontline may be deemed to be the beneficial owner of 73,383 Common Shares, constituting 0.07% of the outstanding Common Shares, based upon 111,373,064* Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 73,383 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 73,383 Common Shares.

As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 26,992,070 Common Shares, constituting 24.24% of the Common Shares based upon 111,373,064* Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,992,070 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,992,070 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 26,992,070 Common Shares, constituting 24.24% of the Common Shares based upon 111,373,064* Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,992,070 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,992,070 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 26,992,070 Common Shares through his indirect influence over Hemen and Greenwich, the shares of which are held in the Trusts, constituting 24.24% of the Common Shares based upon 111,373,064* Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 26,992,070 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 26,992,070 Common Shares.

* According to the Issuer's public filings, there were 119,373,064 Common Shares outstanding as of June 30, 2018. In September 2016, Hemen loaned 8,000,000 Common Shares to an affiliate of the Issuer (the "Hemen Share Lending Arrangement"), which on-loaned the 8,000,000 Common Shares to an affiliate of one of the underwriters in the issuance of the Issuer's 5.75% convertible senior notes due 2021 (the "Underwriter Share Lending Arrangement") to facilitate hedging transactions by the investors of the notes. In November 2016, the Issuer issued 8,000,000 new Common Shares to Hemen to close out the Hemen Share Lending Arrangement. Accordingly, for the purposes of calculating the percentage of beneficial ownership, the Reporting Persons have excluded from the total issued and outstanding Common Shares of the Issuer the aforementioned 8,000,000 Common Shares that have been loaned under the Underwriter Share Lending Arrangement since it has been agreed under the Underwriter Share Lending Arrangement that such shares will be returned to the Issuer on or before the maturity of the 5.75% convertible senior notes due 2021.

Certain other directors and officers of Frontline also beneficially own less than 0.1% of the Common Shares. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of the Schedule 13D/A.

Except as otherwise described in this Amendment No. 7 and the Schedule 13D/A, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.
(d)
Except as described in this Amendment No. 7 and the Schedule 13D/A, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Amendment No. 7 is hereby amended and supplemented as follows:
As previously disclosed in this Schedule 13D/A, in 2006, Hemen and Farahead entered into a share lending arrangement (the "Farahead Share Lending Arrangement") pursuant to which Hemen, from time to time, may loan Common Shares to Farahead (the "Farahead Loan Shares") for no consideration. Under the Farahead Share Lending Arrangement, Farahead was entitled to vote the Farahead Loan Shares and receive any dividends therefrom provided however that Hemen could request, and Farahead was to return, the Farahead Loan Shares to Hemen within five days of such request.  On November 16, 2018, Farahead returned 6,100,000 Common Shares previously borrowed from Hemen pursuant to the Farahead Share Lending Arrangement.  On November 19, 2018, the Farahead Share Lending Arrangement was terminated.
Item 7. Materials to be Filed as Exhibits
Exhibit A:	Joint Filing Agreement

Exhibit B:	SFLC Share Lending Agreement I (incorporated by reference to Exhibit B of the Reporting Persons' Schedule 13D/A filed with the U.S. Securities and Exchange Commission on October 11, 2016)

Exhibit C
Amended and Restated Share Lending Agreement (incorporated by reference to Exhibit C of the Reporting Persons' Schedule 13D/A filed with the U.S. Securities and Exchange Commission on February 1, 2018)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 23, 2018
(Date)

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated November 23, 2018, relating to the Common Shares, par value $0.01 per share of Ship Finance International Limited shall be filed on behalf of the undersigned.

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen (Name)